

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

Kevin L. Thompson
Chief Financial Officer
PacWest Bancorp
9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212

  Re: PacWest Bancorp
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Filed February 27, 2023
    File No. 001-36408

Dear Kevin L. Thompson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance